Mail Stop 4561

July 15, 2008

Ms. Judy Bruner
EVP, Administration and
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re:** **SanDisk Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed February 25, 2008**
> **File No. 000-26734**

Dear Ms. Bruner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief